Exhibit 99.10

TOWER ONE ACQUIRES ARGENTINA INDEPENDENT TOWER COMPANY

Vancouver, BC, Canada – May 30, 2017 – Tower One Wireless Corp (CSE: TO) (OTC: TOWTF) (Frankfurt: A2DKQ4) (“Tower One” or the “Company”) announces it has completed the acquisition of a private Tower Company (the “Private Tower Co”). The share purchase agreement was previously announced on May 23, 2017.

The Tower Company (“Tower Company”), which owns, builds and leases Cellular Towers to the Telecom Industry in Argentina includes a Master Lease Agreement (the “MLA”) with a single Mobile Network Operator (the “MNO”). The MLA in place allows for the Tower One to be granted direct Build To Suit (“BTS”) opportunities for the MNO.

The Tower Company was established in 2016 and has over 20 “BTS” Opportunities for the Month of May-June. Once the company has successfully built these sites, the MNO intends to issue a similar amount of BTS opportunities for July-August, resulting in a run rate of over 100 towers per year.

About Tower One Wireless Corp

Tower One Wireless was founded in 2015 with a mission to own and operate high-quality cellular network infrastructure sites in South American markets that are experiencing strong growth.

Tower One Wireless focuses primarily on building towers in municipalities where there is limited or no cellular coverage. This enhances the probability of multiple carriers sharing the tower and minimizes competitive risk. Tower One Wireless has assembled a decorated management team which has top-tier cellular development experience with one of South America's largest tower developers. Tower One Wireless is currently focused on 4G & 5G LTE infrastructure expansion in Latin America.

We seek Safe Harbor.

The CSE has not reviewed, and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

For further information, please contact:

Robert “Nick” Horsley, Director

nick@toweronewireless.com

(604) 559-8051

FORWARD LOOKING STATEMENTS

Certain statements in this release are forward-looking statements, which include regulatory approvals and other matters. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as “may”, “expect”, “estimate”, “anticipate”, “intend”, “believe” and “continue” or the negative thereof or similar variations. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, estimates, forecasts, projections and other forward looking statements will not occur. Forward-looking statement are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, present and future business strategies, the environment in which the Company will operate in the future, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive and regulatory uncertainties and risks.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, level of activity, performance or results to differ materially from those reflected in the forward-looking statements, including, without limitation: (i) that environmental laws and regulations may become more onerous; (ii) that the Company may not be able to raise additional funds when necessary; (iii) risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions with the business; (v) competition; (iv) the uncertainty of profitability based upon the Company’s history of losses; (xiii) risks related to environmental regulation and liability; (vi) risks associated with failure to maintain community acceptance, agreements and permissions (generally referred to as “social licence”); (vii) risks relating to obtaining and maintaining all necessary government permits, approvals and authorizations relating to the continued operation and development of the Company’s projects; (viii) risks related to the outcome of legal actions; (ix) political and regulatory risks; (x) risks related to current global financial conditions; and (xi) other risks and uncertainties related to the Company’s prospects, assets and business strategy. Important factors that could cause actual results to differ materially from the Company’s expectations include, litigation, global economic climate, loss of key employees and consultants, additional funding requirements, changes in laws, competition, and failure of counterparties to perform their contractual obligations. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. In particular, this news release contains forward- looking information relating to the company receiving addition search circles giving the company a run rate of over 100 towers per year. Investors are cautioned that forward-looking statements are not guarantees of future performance or events and, accordingly are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty of such statements.

The forward-looking statements contained in this news release are made as of the date of this news release. Except as required by law, the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, the Company undertakes no obligation to comment on the expectations of, or statements made by, third parties in respect of the matters discussed above.